Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

April 4, 2016

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”)
Chautauqua Global Growth Fund and the Chautauqua International Growth Fund (the “Funds”)
Post-Effective Amendment No. 73 (“PEA 73”) to the Registration Statement on Form N-1A
File Nos. 333-40128; 811-09997

Dear Ms. Lithotomos:

This correspondence responds to comments that the Company received from you on February 25, 2016, with respect to PEA 73 filed by the Company on January 20, 2016.  For your convenience, your comments have been reproduced with the Company’s responses following each comment.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

In connection with this correspondence, the Company, on behalf of the Funds, acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
(3)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	With respect to the first sentence under the “Summary Section - Principal Investment Strategies” for each Fund, please define or provide additional detail regarding the term “other equity securities” in the first sentence.

Response:
The above-referenced sentence for each Fund has been revised to read as follows: “The Fund invests primarily in equity securities of both U.S. and non‑U.S. companies with medium to large market capitalizations (i.e., those with market capitalizations in excess of U.S. $5 billion at the time of purchase).  Equity securities in which the Fund may invest include common stocks, preferred stocks, depositary shares and receipts, rights, warrants and exchange-traded funds (ETFs).”

U.S. Securities and Exchange Commission
Division of Investment Management
April 4, 2016

Conforming changes were made under “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” for each Fund.

Comment 2.	With respect to the second sentence under “Summary Section - Principal Investment Strategies” for each Fund, please add “plus borrowings for investment purposes” to the “total assets” reference for the 40% or 65% policy. Please also clarify references to “non-U.S. companies.”

Response:	The Registrant respectfully declines to qualify “total assets” as “total assets plus borrowings for investment purposes” because the Funds are not permitted to borrow for investment purposes and such disclosure could imply otherwise.

To clarify its reference to “non-U.S. companies,” the Registrant has added the following disclosure under the “Summary Section–Principal Investment Strategies” section for each Fund:

In determining whether a company is a non-U.S. company, the Advisor considers a number of factors, including the company’s jurisdiction of incorporation or organization, the location of the company’s corporate or operational headquarters or principal place of business, the location of the principal trading market for the company’s common stock, the location(s) of a majority of the company’s assets or production of its goods and services, and the locations of the primary sources of the company’s revenues or profits.

Comment 3.	Because each Fund may invest in ETFs as part of its principal investment strategies, please confirm whether acquired fund fees and expenses should be included in the fee tables.

Response:	The Registrant confirms that acquired fund fees and expenses for each Fund are expected to be less than one basis point, and such expenses are included in each Fund’s “Other Expenses” in the fee tables.

Comment 4.	Please confirm that each expense example reflects the applicable fee waiver only for the contractual period.

Response:	The Registrant so confirms.

Comment 5.	With respect to the first sentence of the third paragraph under “Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings”, please disclose the minimum requirements for being deemed a “non-U.S.” company.

Response:	The Advisor does not have a set formula for determining whether a company is a “non-U.S.” company, but rather relies on an evaluation of the related factors disclosed in the Prospectus. The Advisor believes that it would be less accurate to rely on a single criterion for such determination, because no single criterion would in all cases lead to a rational conclusion about a company’s status. For example, a company might have its stock principally trading on a U.S. exchange, but have a majority of its assets and earn a majority of its revenues outside the U.S. Similarly, a company might have its stock principally trading on a non-U.S. exchange, but have a majority of its assets and earn a majority of its revenues in the U.S. The Advisor evaluates the nature of the company and then determines which factors are most relevant given a company’s business model.

U.S. Securities and Exchange Commission
Division of Investment Management
April 4, 2016

Comment 6.	Please confirm that the Registrant has the necessary records to support the composite performance disclosed in the Prospectus.

Response:	The Registrant so confirms.

* * *

If you have any questions regarding the above responses, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or michael.barolsky@usbank.com.

BAIRD FUNDS, INC.

/s/ Charles M. Weber
Charles M. Weber
Secretary